Filed by KKR & Co. L.P.
Commission File No. 001-34820
Pursuant to Rule 425
under the Securities Act of 1933
Subject Company: KKR Financial Holdings LLC

Additional Information for KFN Common Shareholders

In connection with the proposed transaction, KKR & Co. L.P. (“KKR”) filed a Registration Statement on Form S-4 that includes a proxy statement/prospectus of KKR Financial Holdings LLC (“KFN”). The registration statement has not yet become effective.  Following the registration statement having been declared effective by the SEC, KKR and KFN plan to file with the SEC, and KFN plans to mail to its shareholders, a definitive proxy statement/prospectus in connection with the transaction.  KKR also plans to file other relevant materials with the SEC. Shareholders of KFN are urged to read the proxy statement/prospectus contained in the registration statement and other relevant materials filed or to be filed by KKR or KFN when they become available, because these materials contain or will contain important information about the proposed transaction.  These materials will be made available to the shareholders of KFN at no expense to them.  The registration statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from KKR at http://ir.kkr.com/ or by emailing Investor-Relations@kkr.com. You may also read and copy any reports, statements and other information filed by KKR with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information or its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

KKR, KFN and their respective directors, executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from KFN’s common shareholders in respect of the proposed transaction.  Information regarding KFN’s directors and executive officers is available in KFN’s proxy statement for its 2013 annual meeting of shareholders, filed with the SEC on March 18, 2013.  Information regarding KKR’s directors and executive officers is available in KKR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 22, 2013.  Additional information regarding the interests of such potential participants in the proposed transaction will be included in the definitive proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and KFN’s website at http://ir.kkr.com/kfn_ir/kfn_sec.cfm.

The following information is included in presentations made to current and prospective investors in the context of discussions about their current or prospective investment in KKR’s funds, vehicles or accounts.

KKR’s Acquisition of KKR Financial Holdings (“KFN”)

On December 16, 2013, KKR and KFN announced that KKR agreed to acquire KFN in an-all equity transaction. KFN shareholders are to receive 0.51 common units of KKR for each common share of KFN, implying a $2.6bn value for KFN’s common equity (based on KKR’s closing price on December 16, 2013). The transaction is subject to approval by KFN’s shareholders as well as customary regulatory approvals and other customary closing conditions.

•                  KFN is a specialty finance company with a portfolio of assets spanning a complementary set of strategies, principally leveraged credit through ownership of subordinated and mezzanine notes across a number of CLOs; special situations; and Private Markets strategies including natural resources, commercial real estate and private equity. KFN is externally managed by KKR.

•                  Transaction highlights for KKR include:

•                  Acquisition of a finance business with a complementary and known portfolio of assets and an attractive capital structure;

•                  Additional balance sheet scale to support KKR’s growth initiatives: significant capital to support the further build-out of KKR’s investment management strategies, potential for increased exposure to capital market transactions that KKR sources, accelerated growth of KKR’s new businesses, and incremental capital for pursuit of inorganic growth opportunities;

•                  Acceleration of the diversification of KKR’s balance sheet holdings, in addition to increasing their liquidity and yield profile; and

•                  Meaningful increase of the more predictable and recurring component of future KKR distributions; also expected to increase KKR’s total distributable earnings per unit and total distribution per unit; and

•                  Minimal integration risk as KFN’s assets are already managed by KKR.

•                  We believe that having a larger capital base will allow us to be a more valuable partner to our fund LPs by: enhancing our ability to invest capital alongside our fund LPs, further aligning our interests; giving us financial flexibility to commit to more and larger transactions in addition to commitments we would anticipate from a specific fund; and enabling us to seed new strategies, including through drop-down funds.